

March 7, 2013

Via E-Mail
Mr. Robert J. Saltiel
Atwood Oceanics, Inc.
President and Chief Executive Officer
15835 Park Ten Place Drive
Houston, Texas 77084

      Re: **Atwood Oceanics, Inc.**
                Form 10-K for the Fiscal Year ended September 30, 2012
                Filed November 19, 2012
                File No. 1-13167

Dear Mr. Saltiel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2012

Selected Financial Data, page 24

1.   We see that you disclose total rig counts along with utilization rates for "in-service rigs" that exclude "contractual downtime for shipyard projects" and "cold-stacked rigs which were not actively marketed." Please expand your table to include in-service rig counts and utilization rates without such exclusions, also provide an accompanying narrative to describe the numerators and denominators utilized to clarify the manner by which utilization and the number of in-service rigs are measured for each year.

Management's Discussion and Analysis, page 25

Market Outlook

2.   Please expand your disclosure of industry-wide rig utilization rates and the number of rigs under construction in the last paragraph on page 25 and possibly the third from last

paragraph on page 26 to contrast any non-company specific information with the corresponding figures that *are* company-specific, also address any differences in the manner of computation. You may refer to FRC §501.12.b.1 for further guidance.

3.   We note your disclosure on page 28 indicating you earned mobilization revenues for the Atwood Condor during the fourth quarter of 2012. Please reconcile this statement with the accounting policy disclosed on pages 37 and 48, indicating that fees received during periods of mobilization are deferred and recognized as drilling services are provided.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief